Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income	$2,463	$12,313	$10,955	$14,209	$83,982
Add:
Total interest expense	89,123	84,726	88,033	94,437	95,145
Provision (benefit) for federal income taxes(1)	15,984	6,020	5,253	6,941	(45,415)
Gains from partnership investments	63	(17)	(244)	(268)	(518)
Capitalized interest	2	4	6	3	1
Earnings, as adjusted	$107,635	$103,046	$104,003	$115,322	$133,195
Fixed charges:
Total interest expense	89,123	84,726	88,033	94,437	95,145
Capitalized interest	2	4	6	3	1
Total fixed charges	$89,125	$84,730	$88,039	$94,440	$95,146
Ratio of earnings to fixed charges	1.21:1	1.22:1	1.18:1	1.22:1	1.40:1
Surplus	(18,510)	(18,316)	(15,964)	(20,882)	(38,049)
__________

(1)
In 2017, we remeasured our deferred tax assets using the lower corporate tax rate enacted by the Tax Cuts and Jobs Act that resulted in an additional $9.9 billion provision for federal income taxes in our consolidated statement of operations and comprehensive income for the year ended December 31, 2017. In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.